

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 25, 2020

Riyadh Lai
Chief Financial Officer
Silicon Motion Technology Corporation
690 N. McCarthy Blvd, Suite 200
Milpitas, California 95035

> **Re: Silicon Motion Technology Corporation**
> **Form 20-F for the Year Ended December 31, 2019**
> **Form 6-K furnished April 29, 2020**
> **File No. 000-51380**

Dear Mr. Lai:

We have reviewed your August 14, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 9, 2020 letter.

Form 6-K Furnished July 30, 2020

Exhibit 99.1, page 8

1. We note from your response to our prior comment 3 that you will change your presentation in future filings to present your non-GAAP measures "without appearing to be a full non-GAAP income statement." However, we note that your presentation did not change from your Q1 2020 results furnished on April 29, 2020 to your Q2 2020 results furnished on July 30, 2020, after the date of our letter on July 9, 2020. In this regard, please provide us with your proposed disclosure in future Forms 6-K.

2. We note your response to our prior comment 4 that you will "discontinue the presentation of FCI divestiture adjustments in subsequent periods when for sequential or year-after-year comparisons, past periods no longer include FCI operating results and the gain from divestiture." However, we continue to believe that as the FCI divested operations did not

meet the criteria for being presented as discontinued operations pursuant to ASC 205-20, your non-GAAP measures appear to substitute individually tailored recognition and measurement methods for those of GAAP. Therefore, as originally stated, please revise your non-GAAP presentations to comply with Question 100.04 of the Non-GAAP C&DIs by removing the FCI divestiture adjustments. Please be advised that the revenue example discussed in Question 100.04 is only one example of a tailored measure. Note that alternatively, you may adjust for just the gain from the divestiture, given that it was a one-time, non-cash charge.

You may contact Heather Clark at 202-551-3624 or Melissa Raminpour at 202-551-3379 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing